Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the six months ended, 30 June 2016	Exhibit 99.2

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 30 June 2016, attached as Exhibit 99.1 to this Form 6-K, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only difference is the holding company, Barclays PLC. Reporting differences between Barclays Bank PLC and Barclays PLC are driven by the holding company and resulting differences in funding structures. The significant differences are described below.

Instrument Type	Barclays PLC	Barclays Bank PLC	Primary reason for difference
	£m	£m
Preference shares	—	5,840	Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of Barclays PLC Group.
Other shareholders’ equity	—	485
Non-controlling interests (NCI)	6,566	2,976
Treasury shares	(73)	—	Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.
Capital Redemption Reserve (CRR)	394	32	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Contingent Capital Notes (CCNs)

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

●

In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

●

In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedge

Barclays Bank PLC is no longer expected to be exposed to floating rate cash flows on assets which had previously been designated in cash flow hedges. This is as a direct result of anticipated bank ring fencing and the anticipated transfer of these assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC).

As a result, Barclays Bank PLC has recycled amounts which had been deferred into the cash flow hedge reserve pertaining to these cash flows and has prospectively discontinued its hedge accounting relationships on these cash flows, which has increased its income statement volatility. During the period to 30 June 2016 this has resulted in a net pre-tax income of £935m.

Barclays Bank PLC – 2016 Interim Results	1

Condensed consolidated income statement (unaudited)

Continuing operations		Half year ended 30.06.16	Half year ended 30.06.15
	Notes[1]	£m	£m
Net interest income		6,187	5,220
Net fee and commission income		3,317	3,472
Net trading income		1,548	2,551
Net investment income		914	895
Net premiums from insurance contracts		159	188
Other income		(19)	(15)
Total income		12,106	12,311
Net claims and benefits incurred on insurance contracts		(139)	(167)
Total income net of insurance claims		11,967	12,144
Credit impairment charges and other provisions		(931)	(779)
Net operating income		11,036	11,365

Staff costs		(4,601)	(4,292)
Administration and general expenses		(3,096)	(4,298)
Operating expenses		(7,697)	(8,590)

Loss on disposal of undertakings, share of results of associates & joint ventures and impairments on assets held for sale		(322)	(140)
Profit before tax		3,017	2,635
Tax		(984)	(856)
Profit after tax in respect of continuing operations		2,033	1,779
Profit after tax in respect of discontinued operations		311	358
Profit after tax		2,344	2,137

Attributable to:
Ordinary equity holders of the parent:		1,979	1,813
Other equity holders		208	159
Total equity holders of the parent		2,187	1,972
Non-controlling interests in respect of continuing operations		2	-
Non-controlling interests in respect of discontinued operations	2	155	165
Profit after tax		2,344	2,137

1	For notes specific to Barclays Bank PLC see pages 8 to 9 and for those that also relate to Barclays PLC see pages 61 to 97 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2016 Interim Results	2

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.16	Half year ended 30.06.15
	Notes[1]	£m	£m
Profit after tax		2,344	2,137
Profit after tax in respect of continuing operations		2,033	1,779
Profit after tax in respect of discontinued operations		311	358

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve		1,789	(228)
Available for sale reserve		(317)	(279)
Cash flow hedge reserve		1,074	(613)
Other		(3)	41
Other comprehensive income/(loss) that may be recycled to profit or loss		2,543	(1,079)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements		(759)	(94)

Total comprehensive income for the period, net of tax from continuing operations		3,817	606
Total comprehensive income/(loss) for the period, net of tax from discontinued operations		1,296	(35)
Total comprehensive income for the period		5,113	571

Attributable to:
Equity holders of the parent		4,548	543
Non-controlling interests		565	28
Total comprehensive income for the period		5,113	571

1	For notes specific to Barclays Bank PLC see pages 8 to 9 and for those that also relate to Barclays PLC see pages 61 to 97 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2016 Interim Results	3

Condensed consolidated balance sheet (unaudited)

Assets		As at 30.06.16	As at 31.12.15
	Notes[1]	£m	£m
Cash and balances at central banks		76,866	49,711
Items in the course of collection from other banks		1,101	1,011
Trading portfolio assets		76,583	77,398
Financial assets designated at fair value		88,883	76,830
Derivative financial instruments		445,322	327,870
Financial Investments		83,126	90,304
Loans and advances to banks		48,636	41,829
Loans and advances to customers		425,326	399,217
Reverse repurchase agreements and other similar secured lending		20,216	28,187
Prepayments, accrued income and other assets		2,875	3,027
Investments in associates and joint ventures		598	573
Property, plant and equipment		2,841	3,468
Goodwill		3,921	4,605
Intangible assets		3,439	3,617
Current and deferred tax assets		4,599	4,880
Retirement benefit assets		173	836
Assets included in disposal groups classified as held for sale		67,453	7,364
Total assets		1,351,958	1,120,727

Liabilities
Deposits from banks		62,386	47,080
Items in the course of collection due to other banks		784	1,013
Customer accounts		438,533	418,307
Repurchase agreements and other similar secured borrowing		25,418	25,035
Trading portfolio liabilities		32,643	33,967
Financial liabilities designated at fair value		114,098	91,745
Derivative financial instruments		442,317	324,252
Debt securities in issue		66,172	69,150
Subordinated liabilities		23,134	21,955
Accruals, deferred income and other liabilities		7,388	10,612
Provisions		3,988	4,142
Current and deferred tax liabilities		933	1,030
Retirement benefit liabilities		460	423
Liabilities included in disposal groups classified as held for sale		64,105	5,997
Total liabilities		1,282,359	1,054,708

Equity
Called up share capital and share premium	4	14,466	14,472
Other reserves		4,064	933
Retained earnings		42,743	43,350
Shareholders’ equity attributable to ordinary shareholders of parent		61,273	58,755
Other equity instruments		5,350	5,350
Total equity excluding non-controlling interests		66,623	64,105
Non-controlling interests	2	2,976	1,914
Total equity		69,599	66,019

Total liabilities and equity		1,351,958	1,120,727

1	For notes specific to Barclays Bank PLC see pages 8 to 9 and for those that also relate to Barclays PLC see pages 61 to 97 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2016 Interim Results	4

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests[1]	Total equity
Half year ended 30.06.16	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	14,472	5,350	933	43,350	64,105	1,914	66,019
Continuing operations
Profit after tax	-	208	-	1,823	2,031	2	2,033
Currency translation movements	-	-	1,788	-	1,788	1	1,789
Available for sale investments	-	-	(317)	-	(317)	-	(317)
Cash flow hedges	-	-	1,074	-	1,074	-	1,074
Retirement benefit remeasurements	-	-	-	(759)	(759)	-	(759)
Other	-	-	-	(3)	(3)	-	(3)
Total comprehensive income net of tax from continuing operations	-	208	2,545	1,061	3,814	3	3,817
Total comprehensive income net of tax from discontinued operations	-	-	578	156	734	562	1,296
Total comprehensive income for the year	-	208	3,123	1,217	4,548	565	5,113
Issue of new ordinary shares	-	-	-	-	-	-	-
Issue of shares under employee share schemes	-	-	-	226	226	-	226
Other equity instruments coupons paid	-	(208)	-	58	(150)	-	(150)
Redemption of preference shares	(6)	-	8	(805)	(803)	-	(803)
Treasury shares	-	-	-	(384)	(384)	-	(384)
Dividends paid	-	-	-	(684)	(684)	(98)	(782)
Capital contribution from Barclays PLC	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other reserve movements	-	-	-	-	-	(6)	(6)
Balance at 30 June 2016	14,466	5,350	4,064	42,743	66,623	2,976	69,599

Half year ended 31.12.15
Balance at 1 July 2015	14,472	4,350	948	43,787	63,557	2,153	65,710
Continuing operations
Loss after tax	-	186	-	(1,356)	(1,170)	-	(1,170)
Currency translation movements	-	-	975	-	975	1	976
Available for sale investments	-	-	55	-	55	-	55
Cash flow hedges	-	-	(432)	-	(432)	-	(432)
Retirement benefit remeasurements	-	-	-	1,010	1,010	-	1,010
Other	-	-	-	(22)	(22)	3	(19)
Total comprehensive income net of tax from continuing operations	-	186	598	(368)	416	4	420
Total comprehensive loss net of tax from discontinued operations	-	-	(611)	109	(502)	(186)	(688)
Total comprehensive loss for the year	-	186	(13)	(259)	(86)	(182)	(268)
Issue of new ordinary shares	-	1,000	-	-	1,000	-	1,000
Issue of shares under employee share schemes	-	-	-	268	268	-	268
Other equity instruments coupons paid	-	(186)	-	38	(148)	-	(148)
Treasury shares	-	-	-	(49)	(49)	-	(49)
Dividends paid	-	-	-	(453)	(453)	(80)	(533)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-
Other reserve movements	-	-	(2)	18	16	23	39
Balance at 31 December 2015	14,472	5,350	933	43,350	64,105	1,914	66,019

1	Details of share capital and non-controlling interests are shown on page 9.

Barclays Bank PLC – 2016 Interim Results	5

Condensed consolidated statement of changes in equity (unaudited)

Half year ended 30.06.15	Called up share capital and share premium[1]	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests[1]	Total equity
Balance at 1 January 2015	14,472	4,350	2,322	42,650	63,794	2,251	66,045
Continuing operations
Profit after tax	-	159	-	1,620	1,779	-	1,779
Currency translation movements	-	-	(228)	-	(228)	-	(228)
Available for sale investments	-	-	(279)	-	(279)	-	(279)
Cash flow hedges	-	-	(613)	-	(613)	-	(613)
Retirement benefit remeasurements	-	-	-	(94)	(94)	-	(94)
Other	-	-	-	41	41	-	41
Total comprehensive income net of tax from continuing operations	-	159	(1,120)	1,567	606	-	606
Total comprehensive loss net of tax from discontinued operations	-	-	(256)	193	(63)	28	(35)
Total comprehensive income for the year	-	159	(1,376)	1,760	543	28	571
Issue of new ordinary shares	-	-	-	-	-	-	-
Issue of shares under employee share schemes	-	-	-	303	303	-	303
Other equity instruments coupons paid	-	(159)	-	32	(127)	-	(127)
Treasury shares	-	-	-	(706)	(706)	-	(706)
Dividends paid	-	-	-	(766)	(766)	(129)	(895)
Capital contribution from Barclays PLC	-	-	-	560	560	-	560
Other reserve movements	-	-	2	(46)	(44)	3	(41)
Balance at 30 June 2015	14,472	4,350	948	43,787	63,557	2,153	65,710

1	Details of share capital and non-controlling interests are shown on page 9.

Barclays Bank PLC – 2016 Interim Results	6

Condensed consolidated cash flow statement (unaudited)

Continuing Operations	Half year ended 30.06.16	Half year ended 30.06.15
	£m	£m
Profit before tax	3,017	2,635
Adjustment for non-cash items	(9,841)	2,768
Changes in operating assets and liabilities	25,086	6,355
Corporate income tax paid	(394)	(756)
Net cash from operating activities	17,868	11,002
Net cash from investing activities	14,376	(13,494)
Net cash from financing activities	(1,692)	(918)
Net cash from discontinued operations	371	138
Effect of exchange rates on cash and cash equivalents	6,897	25
Net increase/(decrease) in cash and cash equivalents	37,820	(3,247)
Cash and cash equivalents at beginning of the period	86,556	78,479
Cash and cash equivalents at end of the period	124,376	75,232

Barclays Bank PLC – 2016 Interim Results	7

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays 2015 Annual Report on Form 20-F.

Future accounting developments

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and is currently expected to be endorsed by the EU in the second half of 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments.

Barclays has a jointly accountable risk and finance IFRS 9 implementation programme with representation from all impacted departments.

In respect of the impairment implementation programme, during 2016 work has continued on the design and build of models, systems, processes, governance, controls and data collection ahead of a planned parallel run and testing phase in 2017.

The classification and measurement implementation programme is in progress, with the focus during 2016 on quantifying impact and finalising processes, governance and controls in preparation for the parallel run in 2017. An impact assessment in respect of hedge accounting is being performed.

For further information on this and other new standards refer to the Barclays 2015 Annual Report.

Going concern

Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information and there are no material uncertainties.

Barclays Bank PLC – 2016 Interim Results	8

2.	Non-controlling interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Half year ended 30.06.16	Half year ended 30.06.15	As at 30.06.16	As at 31.12.15
	£m	£m	£m	£m
Barclays Africa Group Limited	155	165	2,964	1,902
Other non-controlling interests	2	-	12	12
Total	157	165	2,976	1,914

3.	Dividends

	Half year ended 30.06.16	Half year ended 30.06.15

Dividends paid during the period	£m	£m
Ordinary shares	502	595
Preference shares	182	171
Total	684	766

4.	Equity and reserves

Ordinary shares

At 30 June 2016 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million (2015: 2,342 million) ordinary shares of £1 each.

Preference shares

At 30 June 2016 the issued preference share capital of Barclays Bank PLC comprised 1,000 Sterling Preference Shares of £1 each (2015: 1,000); 31,856 Euro Preference Shares of €100 each (2015: 31,856); 20,930 Sterling Preference Shares of £100 each (2015: 20,930); 58,133 US Dollar Preference Shares of $100 each (2015: 58,133); and 191 million US Dollar Preference Shares of $0.25 each (2015: 237 million). In the second quarter of 2016, 46 million US Dollar Preference Shares of $0.25 each were redeemed.

Other equity instruments

Other equity instruments of £5,350m (2015: £4,350m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Barclays Bank PLC – 2016 Interim Results	9